--------------------------------------------------------------------------------




                                    FORM 11-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                       THE SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 1998



                            TETRA Technologies, Inc.
                             401(k) Retirement Plan
                            (Full title of the plan)


                              --------------------


                            TETRA Technologies, Inc.
          (Name and issuer of the securities held pursuant to the plan)


                                25025 I-45 North
                           The Woodlands, Texas 77380
                    (Address of principal executive offices)

                               -------------------


--------------------------------------------------------------------------------

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                 TETRA TECHNOLOGIES, INC. 401(k) RETIREMENT PLAN

                          YEAR ENDED DECEMBER 31, 1998

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                 Financial Statements and Supplemental Schedules


                          Year ended December 31, 1998



                                    CONTENTS

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................3
Statement of Changes in Net Assets Available for Benefits....................4
Notes to Financial Statements................................................5


Supplemental Schedules

Item 27(a) - Schedule of Assets Held for Investment Purposes................10
Item 27(d) - Schedule of Reportable Transactions............................11

                         Report of Independent Auditors

Participants and Administrator of the TETRA
   Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year ended December 31, 1998, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

May 28, 1999
Houston, Texas

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                                DECEMBER 31
                                                           1998            1997
                                                       -----------     -----------
ASSETS
Cash                                                   $    48,304     $    70,446
Receivables:
   Employer contributions                                   70,022          56,381
   Participant contributions                               186,471         158,090
   Accrued income                                            4,459           5,824
   Other receivables                                        17,940              --
                                                       -----------     -----------
Total receivables                                          278,892         220,295
Investments at fair value:
   American Funds Growth Fund of America                   636,591         408,181
   American Funds Washington Mutual Investors Fund       2,644,827       1,974,317
   Wells Fargo Bank Short-Term Income Fund                 905,863         806,000
   TETRA Technologies, Inc. common stock                 2,701,934       2,964,301
   AIM Equity Fund Inc. Constellation Fund               2,298,700       1,968,812
   American Funds Bond Fund of America                     278,441         194,608
   Fidelity Advisor Growth Opportunities Fund            2,602,656       1,966,468
   Invesco Mutual Fund GIC                                 295,722         152,414
   Euro-Pacific International Fund                         307,041         225,682
   Participant loans                                       534,921         439,503
                                                       -----------     -----------
Total investments at fair value                         13,206,696      11,100,286
                                                       -----------     -----------

Total assets                                            13,533,892      11,391,027

LIABILITIES
Excess contribution refunds                                106,423         116,138
Other liabilities                                               --          18,496
                                                       -----------     -----------
Total liabilities                                          106,423         134,634
                                                       -----------     -----------
Net assets available for benefits                      $13,427,469     $11,256,393
                                                       ===========     ===========


See accompanying notes.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits with Fund Information


                          Year ended December 31, 1998


                                                                        PARTICIPANT-DIRECTED
                                        --------------------------------------------------------------------------------------------
                                                         AMERICAN         WELLS
                                                           FUNDS          FARGO
                                         AMERICAN       WASHINGTON        BANK            TETRA         AIM EQUITY       AMERICAN
                                           FUNDS          MUTUAL        SHORT-TERM     TECHNOLOGIES,     FUND INC.      FUNDS BOND
                                        GROWTH FUND      INVESTORS        INCOME       INC. COMMON     CONSTELLATION     FUND OF
                                        OF AMERICA        FUND            FUND            STOCK            FUND          AMERICA
                                        ------------   ------------    ------------    -------------   -------------   ------------
Additions:
   Participant contributions            $    111,113   $    459,843    $    129,083    $    496,631    $    472,959    $     76,610
   Employer contributions                         --             --              --              --              --              --
   Rollover contributions                     10,741         32,984          27,408          74,370          23,382          12,577
   Interest and dividends                     59,533        238,030          48,678          20,384          52,363          18,299
   Net appreciation (depreciation) in
      fair value of investments
                                              84,863        169,005              --        (789,169)        306,200          (5,770)
                                        ------------   ------------    ------------    ------------    ------------    ------------
Total additions                              266,250        899,862         205,169        (197,784)        854,904         101,716

Deductions:
   Benefits paid to participants              45,789        153,740         133,652          81,867         209,332          15,171

Other changes in net assets:
   Net interfund transfers                    20,340        (33,315)        (69,558)        385,680        (281,880)          4,133
                                        ------------   ------------    ------------    ------------    ------------    ------------
Net increase                                 240,801        712,807           1,959         106,029         363,692          90,678

Net assets available for benefits:
      Beginning of year                      408,181      1,974,317         872,274       1,268,877       1,968,812         194,608
                                        ------------   ------------    ------------    ------------    ------------    ------------
      End of year                       $    648,982   $  2,687,124    $    874,233    $  1,374,906    $  2,332,504    $    285,286
                                        ============   ============    ============    ============    ============    ============


                                                             PARTICIPANT-DIRECTED                        NON-PARTICIPANT-DIRECTED
                                        -----------------------------------------------------------    ----------------------------
                                         FIDELITY
                                          ADVISOR                                                         TETRA
                                           GROWTH         INVESCO      EURO-PACIFIC                    TECHNOLOGIES,
                                        OPPORTUNITIES      MUTUAL      INTERNATIONAL    PARTICIPANT    INC. COMMON
                                            FUND          FUND GIC         FUND           LOANS            STOCK          OTHER
                                        -------------   ------------   -------------   ------------    -------------   ------------
Additions:
   Participant contributions            $    464,894    $     58,201   $     88,211    $         --    $         --    $         --
   Employer contributions                         --              --             --              --         848,659              --
   Rollover contributions                     12,211           5,244             --              --              --              --
   Interest and dividends                    102,193          13,766         14,113          29,478          27,999         (15,541)
   Net appreciation (depreciation) in
      fair value of investments
                                             395,573              --         21,715              --      (1,084,007)             --
                                        ------------    ------------   ------------    ------------    ------------    ------------
Total additions                              974,871          77,211        124,039          29,478        (207,349)        (15,541)

Deductions:
   Benefits paid to participants             175,855          18,788         19,199          46,277          91,087         (49,007)

Other changes in net assets:
   Net interfund transfers                  (123,348)         90,545        (15,697)        112,217           1,765         (90,882)
                                        ------------    ------------   ------------    ------------    ------------    ------------
Net increase                                 675,668         148,968         89,143          95,418        (296,671)        (57,416)

Net assets available for benefits:
      Beginning of year                    1,966,468         152,414        225,682         439,503       1,785,257              --
                                        ------------    ------------   ------------    ------------    ------------    ------------
      End of year                       $  2,642,136    $    301,382   $    314,825    $    534,921    $  1,488,586    $    (57,416)
                                        ============    ============   ============    ============    ============    ============


                                            TOTAL
                                        ------------
Additions:
   Participant contributions            $  2,357,545
   Employer contributions                    848,659
   Rollover contributions                    198,917
   Interest and dividends                    609,295
   Net appreciation (depreciation) in
      fair value of investments
                                            (901,590)
                                        ------------
Total additions                            3,112,826

Deductions:
   Benefits paid to participants             941,750

Other changes in net assets:
   Net interfund transfers                        --
                                        ------------
Net increase                               2,171,076

Net assets available for benefits:
      Beginning of year                   11,256,393
                                        ------------
      End of year                       $ 13,427,469
                                        ============


See accompanying notes.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                          Notes to Financial Statements


                                December 31, 1998


1. DESCRIPTION OF THE PLAN

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the "Plan") is provided for general information only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions, a copy of which is available from TETRA Technologies, Inc. (the "Company" or "Plan Administrator").

GENERAL

The Plan, which became effective January 1, 1990, is a profit sharing plan as defined by Section 401 of the Internal Revenue Code ("IRC") and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY

All employees of the Company and its subsidiaries who have reached the age of 18 are eligible to join the Plan on the first January 1 or July 1 following their date of hire.

CONTRIBUTIONS

Participants may elect to contribute from 1% to 15% of their gross compensation to the Plan. Contributions for each participant are limited in any calendar year to an amount as determined by IRC regulations. For calendar year 1998, the maximum contribution allowed for each participant was $10,000. The Company matches, monthly, 50% of each participant's contributions which does not exceed 6% of compensation. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each participant's compensation, as defined in the Plan agreement, bears to the total compensation of all participants. All Company contributions are directed to the Company common stock fund.

EXCESS CONTRIBUTION REFUNDS

The IRC provides that the Plan cannot discriminate in favor of highly compensated individuals. To comply with these laws, contributions in excess of the IRC Section 401(k) and 401(m) limits and all earnings attributable to such contributions were required to be refunded to certain highly compensated participants. These amounts are designated on the statement of net assets available for benefits as "Excess contribution refunds" at December 31, 1998 and 1997.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

All participant contributions vest immediately. All Company contributions vest according to the following schedule:

                  YEARS OF SERVICE:               PERCENTAGE
                  -----------------               ----------
                  Less than two                       0%
                  Two but less than three            25%
                  Three but less than four           50%
                  Four but less than five            75%
                  Five or more                      100%

BENEFIT PAYMENTS

Upon a participant's death, his/her entire account balance is payable to the named beneficiary. When eligible, benefits are payable in any of several forms. Under the Plan, amounts which are forfeited due to termination of employment reduce the employer's contribution.

PLAN TERMINATION

Upon full termination of the Plan, the employer shall direct the distribution of the assets to participants in accordance with the normal procedures for benefit distributions. All participant accounts will become 100% vested in the event of a Plan termination.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the participant loan fund. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly. Principal and interest are paid ratably through payroll deductions.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared using the accrual method of accounting. Benefit payments to participants are recorded upon distribution. Prior year balances have been reclassified to conform to the current year presentation.

ADMINISTRATIVE EXPENSES

All administrative expenses are paid by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

3. INVESTMENTS

Effective January 2, 1997, Wells Fargo Bank of Texas, N.A., was named trustee of the Plan.

The fair value of the fund accounts and the common stock is based on quoted market prices on the last business day of the Plan year.

Participant loans are stated at cost, which approximates fair value.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 8, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                DECEMBER 31
                                                                   1998
                                                               ------------
Net assets available for benefits per financial statements     $ 13,427,469
Amounts allocated to withdrawing participants                       (49,007)
                                                               ------------
Net assets available for benefits per Form 5500                $ 13,378,462
                                                               ============

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                    YEAR ENDED
                                                                    DECEMBER 31
                                                                      1998
                                                                    -----------
Benefits paid to participants per the financial statements           $941,750
Add amounts allocated to withdrawing participants at end of year       49,007
                                                                     --------
Benefits paid to participants per Form 5500                          $990,757
                                                                     ========

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.

6. YEAR 2000 ISSUE (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

6. YEAR 2000 ISSUE (UNAUDITED) (CONTINUED)

For the second phase of the project, Plan management established formal communications with third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by mid 1999. If modifications of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. However, the Plan's management is developing a contingency plan in case the systems are inoperable for an extended period.

                             Supplemental Schedules

                 TETRA Technologies, Inc. 401(k) Retirement Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes


                             EIN: 74-2148293 PN: 001


                                December 31, 1998



IDENTITY OF ISSUE, BORROWER,                                                                      CURRENT
LESSOR, OR SIMILAR PARTY                    DESCRIPTION OF INVESTMENT              COST            VALUE
--------------------------------    ---------------------------------------    -------------    -------------
*Wells Fargo Bank of Texas, N.A.    AIM Equity Fund Inc.
                                       Constellation Fund                      $   1,875,779    $   2,298,700

*Wells Fargo Bank of Texas, N.A.    American Funds Bond Fund of America              280,866          278,441

*Wells Fargo Bank of Texas, N.A.    American Funds Growth Fund of America
                                                                                     502,057          636,591

*Wells Fargo Bank of Texas, N.A.    Euro-Pacific International Fund                  301,728          307,041

*Wells Fargo Bank of Texas, N.A.    American Funds Washington Mutual
                                       Investors Fund                              2,141,352        2,644,827

*Wells Fargo Bank of Texas, N.A.    Wells Fargo Bank Short-Term Income Fund
                                                                                     905,863          905,863

*Wells Fargo Bank of Texas, N.A.    Fidelity Advisor Growth
                                       Opportunities Fund                          1,926,632        2,602,656

*Wells Fargo Bank of Texas, N.A.    Invesco Mutual Fund GIC                          295,722          295,722

*TETRA Technologies, Inc.           TETRA Technologies, Inc.
                                       common stock                                3,852,792        2,701,934

*Participant loans                  Loans with various maturities
                                       and interest rates ranging
                                       from 9% to 10% per annum                           --          534,921

                                                                               -------------    -------------
                                                                               $  12,082,791    $  13,206,696
                                                                               =============    =============

*Party-in-interest

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                Item 27(d) - Schedule of Reportable Transactions


                             EIN: 74-2148293 PN: 001


                          Year ended December 31, 1998




               IDENTITY OF                                                                          PURCHASE          SELLING
             PARTY INVOLVED                      DESCRIPTION OF ASSET                                PRICE             PRICE
---------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i) - SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Wells Fargo Bank of Texas, N.A.          Wells Fargo Bank Short-Term Income
                                            Fund
                                               Purchases                                         $    522,940     $         --
                                               Sales                                                       --          450,582

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Wells Fargo Bank of Texas, N.A.          AIM Equity Funds Inc. Constellation Fund
                                               Purchases                                              729,947               --
                                               Sales                                                       --          706,259

Wells Fargo Bank of Texas, N.A.          Fidelity Advisor Growth Opportunities
                                            Fund
                                               Purchases                                              678,019               --
                                               Sales                                                       --          437,404


                                                                                                      CURRENT VALUE
                                                                                                       OF ASSET ON
               IDENTITY OF                                                               COST OF       TRANSACTION         NET
             PARTY INVOLVED                      DESCRIPTION OF ASSET                     ASSET          DATE         GAIN OR (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i) - SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Wells Fargo Bank of Texas, N.A.          Wells Fargo Bank Short-Term Income
                                            Fund
                                               Purchases                             $     522,940  $     522,940    $       --
                                               Sales                                       450,582        450,582            --

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Wells Fargo Bank of Texas, N.A.          AIM Equity Funds Inc. Constellation Fund
                                               Purchases                                   729,947        729,947            --
                                               Sales                                       647,129        706,259        59,130

Wells Fargo Bank of Texas, N.A.          Fidelity Advisor Growth Opportunities
                                            Fund
                                               Purchases                                   678,019        678,019            --
                                               Sales                                       341,747        437,404        95,657

                TETRA Technologies, Inc. 401(k) Retirement Plan

                            EIN: 74-2148293  PN: 001

                          Year ended December 31, 1998



               IDENTITY OF                                                                          PURCHASE          SELLING
             PARTY INVOLVED                      DESCRIPTION OF ASSET                                PRICE             PRICE
--------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS (CONTINUED)

                                        TETRA Technologies Inc. Common Stock
TETRA Technologies, Inc.
                                               Purchases                                         $   2,104,812     $          --
                                               Sales                                                        --           494,003

Wells Fargo Bank of Texas, N.A.          American Funds Washington Mutual Investor Fund
                                               Purchases                                               893,643                --
                                               Sales                                                        --           392,138

Wells Fargo Bank of Texas, N.A.          Wells Fargo Bank Short-Term Income Fund
                                               Purchases                                             7,001,496                --
                                               Sales                                                        --         6,901,633


                                                                                                        CURRENT VALUE
                                                                                                         OF ASSET ON
               IDENTITY OF                                                                   COST OF     TRANSACTION       NET
             PARTY INVOLVED                      DESCRIPTION OF ASSET                         ASSET        DATE       GAIN OR (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
                                        TETRA Technologies Inc. Common Stock
TETRA Technologies, Inc.
                                               Purchases                                   $ 2,104,812   $   2,104,812 $       --
                                               Sales                                           586,128         494,003    (92,125)

Wells Fargo Bank of Texas, N.A.          American Funds Washington Mutual Investor Fund
                                               Purchases                                       893,643         893,643         --
                                               Sales                                           303,528         392,138     88,610

Wells Fargo Bank of Texas, N.A.          Wells Fargo Bank Short-Term Income Fund
                                               Purchases                                     7,001,496       7,001,496         --
                                               Sales                                         6,901,633       6,901,633         --

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              TETRA Technologies, Inc.
                                              401(k) Retirement Plan


Date: June 29, 1999                           By: /s/ JAMES R. HALE
                                                 --------------------------
                                                      James R. Hale
                                                    Committee Member